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                                                                    EXHIBIT 29


                              THE LOEWEN GROUP INC.

                                SUPPLEMENT TO THE
                     1994 MANAGEMENT EQUITY INVESTMENT PLAN


INCOME TAX CONSEQUENCES

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The discussion under this heading summarizes the principal United States federal income tax consequences to a Participant who is an employee of a subsidiary of LGII and who is resident in the United States and is not resident in Canada of the (i) grant and exercise of an Option, (ii) the exchange of Debentures acquired by the exercise of an Option for Convertible Preferred Shares, (iii) the conversion of Convertible Preferred Shares into Common Shares and (iv) the holding and disposition of Common Shares. It is based on the current provisions of the Internal Revenue Code of 1986 and the regulations thereunder and on counsel's understanding of the current administrative practices of the Internal Revenue Service. This discussion is general only and is not a substitute for independent advice from an individual's own tax advisor. In addition, the income tax consequences may differ for a Participant who enters into a Purchase Agreement.

          A Participant will not recognize any taxable income at the time an Option is granted.

          TLGI believes that the transfer of Convertible Preferred Shares to a Participant upon the exercise of an Option should be treated as a transfer of a single item of property subject to Section 83 of the Internal Revenue Code, which governs the taxation of property transferred in connection with the performance of services. If this is the case, upon the exercise of an Option and the simultaneous exchange of the Debentures for Convertible Preferred Shares, a Participant should recognize ordinary income equal to the excess of the fair market value of the Convertible Preferred Shares over the amount paid for the Convertible Preferred Shares, including the price paid to acquire the Option and the amount paid upon exercise of the Option. A Participant who exercises an Option is generally subject to (i) income tax and the Medicare portion of FICA taxes on the ordinary income recognized by the Optionee, and
(ii) the Old Age, Survivors and Disability portion of FICA taxes to the extent that such Optionee's total compensation (including income from the exercise of the Option) does not exceed the FICA wage base. Other employment taxes may also apply. The Participant must pay to the Participant's employer the amount of all taxes which must be withheld in connection with exercise of the Option.

          Assuming that Section 83 applies only at the time of exercise of the Option as described above, a Participant generally should not recognize income upon the conversion of Convertible Preferred Shares into Common Shares. The Participant's tax basis in the Common Shares will be identical to his basis in the Convertible Preferred Shares, I.E., the fair market value of the Convertible Preferred Shares at the time the Option was exercised. Upon a disposition of the Common Shares, any difference between the sale price and the Participant's tax basis in the Common Shares generally should be treated as capital gain or loss, and will qualify for long-term capital gain or loss treatment if the Common Shares have been held for more than one year following the exercise of the Option. Capital losses may generally be used to offset capital gains and are available to offset up to $3,000 of ordinary income in a given taxable year. Individuals may carry forward unused capital losses indefinitely. If a Participant disposes of Convertible Preferred Shares prior to the conversion of such Shares into Common Shares, the Participant generally should recognize capital gain or loss equal to the difference between the net proceeds of the sale and the Participant's tax basis in the Convertible Preferred Shares.

          The Internal Revenue Service could take the position that the exercise of an Option represents the transfer of two separate items of property--a debt instrument and a separate option to acquire Common Shares--subject to separate tax treatment under Section 83. In such case, any gain recognized at the time of exercise of the Option would be limited to the excess, if any, of the fair market value of the

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Debenture (without regard to the value of the option element) over the amount paid. The subsequent conversion of the Convertible Preferred Shares into Common Shares also would be subject to Section 83, and at that time the Participant would recognize ordinary income equal to the excess of the fair market value of the Common Shares over the fair market value of the Debenture at the time the Option was exercised. Although there can be no assurances in this regard, TLGI does not believe that such position, if asserted by the Internal Revenue Service, would be sustained by the courts.

          The Participant's employer generally should be entitled to a tax deduction corresponding in amount and time to the Participant's recognition of ordinary income in the circumstances described above, provided, among other things, that such deduction meets the test of reasonableness, is an ordinary and necessary business expense and is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and that any applicable withholding requirements are satisfied.

CANADIAN TAX CONSEQUENCES

          The discussion under this heading summarizes the probable principal Canadian federal income tax consequences of participation in the Investment Option Agreement under the MEIP, including the purchase of an Option, the acquisition of Debentures on the exercise of the Option the exchange of Debentures for Convertible Preferred Shares and the exchange of Convertible Preferred Shares into Common shares of the Company. This summary does not discuss the Canadian tax consequences of participation in the MEIP under the Purchase Agreement, which are applicable only to Raymond L. Loewen.

          This summary applies to a Participant who is resident in the U.S. and is not resident in Canada, or who is resident in Canada and is not resident in the U.S. It is based on the current provisions of the INCOME TAX ACT of Canada (the "Tax Act"), the regulations thereunder and on counsels' understanding to the current administrative practices of Revenue Canada Customs, Excise and Taxation. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party including the CANADA-U.S. INCOME TAX CONVENTION (1980) (the "Tax Treaty"). This summary assumes that the Company will continue to be a public corporation for purposes of the Tax Act, and that any Convertible Preferred Shares or Common shares of the Company acquired by a Participant who is resident in Canada (collectively, the "Shares") constitute capital property to the Participant. Shares so acquired will generally be considered to constitute capital property unless the Participant either holds the Shares in the course of carrying on a business or has acquired the Shares in a transaction or transaction considered to be an adventure in the nature of trade. This discussion is general only and is not a substitute for independent advice from a Participant's own tax advisor.

          U.S. RESIDENT PARTICIPANTS

          A Participant who is resident in the U.S. and is not resident in Canada will not be subject to Canadian income tax on either the acquiring or exercising of an Option or on the acquiring, holding or disposing of Debentures or Shares acquired pursuant to the MEIP.

          Under the Tax Act and the Tax Treaty, Canadian withholding tax will apply on any dividends on Shares paid by the Company to a Participant who is the beneficial owner of the dividends and resident in the U.S. for U.S. tax purposes.

          CANADIAN RESIDENT PARTICIPANTS

          A Participant who is resident in Canada will not recognize income at the time of acquiring an Option.

          Neither the Company nor any of its Subsidiaries will be entitled to a deduction for Canadian tax purposes at any time in respect of the grant or exercise of an Option by a Participant.

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          A Participant who exercises an Option and acquires Debentures and is required immediately to exchange the Debentures for Convertible Preferred Shares will likely have to recognize income for Canadian tax purposes equal to the amount by which the fair market value of the Convertible Preferred Shares acquired (determined as at the time of their acquisition) exceed the aggregate principal amount of the Debentures to which the Option relates. The cost to the Participant of the Convertible Preferred Shares received on the exchange will be the fair market value of the Convertible Preferred Shares acquired. Where possible, the Company will be required to withhold tax in respect of such income.

          Although the matter is not entirely free from doubt, a Participant may be entitled to deduct, in computing taxable income for the year in which the Option is exercised, one-quarter of the amount required to be included in income, if the following conditions are met:

          (a)  the Participant deals at arm's length with the Company, and

          (b) pursuant to an undertaking entered into at the time of becoming a Participant under the MEIP, the Participant is required immediately to convert into Common shares any Convertible Preferred Shares acquired upon an exchange of Debentures.

          A Participant will not realize income or a capital gain or capital loss on the conversion of Convertible Preferred Shares into Common shares.

          The cost to the Participant of the Common shares so acquired will be the amount that was the cost to that participant of the Convertible Preferred Shares which were so converted.

          Upon a disposition of Shares acquired by a Participant who is resident in Canada to a purchaser other than the Company, the Participant will recognize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost based to the Participant of the Shares so disposed of. The adjusted cost base of such Shares will equal the cost to the Participant of the Shares averaged with the cost of all such Shares of the same class already owned by the Participant. Three-quarters of any capital gains realized by a Participant will be required to be included in income for Canadian tax purposes.

          If an Option expires unexercised, a Participant who receives a refund of the amount paid to acquire the Option will not realize income or a capital gain or capital loss for Canadian tax purposes.

MEIP ADMINISTRATOR

          The following persons are the present members of the MEIP
Administrator:

          Charles Barnard Loewen
          Ernest Glenn Penner
          James Dudley McLennan

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                               ARCHIVE HISTORY OF

                                    DC1L0924



Document                                Date                     Draft
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DC1LS230                            6/8/94

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